

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Patrick Laferriere
President
Intervia Inc.
3702 South Virginia Street
Suite G12-401
Reno, NV 89502

      Re: Intervia Inc.
            Registration Statement on Form S-1
            Filed April 14, 2011
            File No. 333-173474

Dear Mr. Laferriere:

      Our preliminary review of your registration statement indicates that it fails in one or more material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, you have not provided audited financial statements for each of the periods required by Rule 8-08 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

      Please contact Joseph McCann at (202) 551-6262 with any questions.

                                Sincerely,

                                Amanda Ravitz
                                Assistant Director

cc (via facsimile): Michael J. Morrison, Esq.